Filed by MB Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: American Chartered Bancorp, Inc.

Filer’s Commission File Number: 001-36599

Set forth below is informational material provided to employees of MB Financial, Inc. and American Chartered Bancorp, Inc. regarding the proposed merger of MB Financial and American Chartered:

Answers for Employees What does the merger mean? Q: Why will MB Financial Bank and American Chartered Bank be merging? A: The combination of American Chartered Bank and MB is a strategically attractive one. Separately, both banks have similar business philosophies, cultures built on service and relationships, and employees who are respected and valued in the industry. Together, we will solidify our position as Chicagoland’s premier business bank. We will be uniquely-positioned to serve the Chicago metropolitan area through our enhanced branch footprint, expanded focus on the emerging middle market and the ability to offer customers a broader platform of products and services. MB will be a powerful presence in the markets we serve and will create even greater opportunities for employees, customers and investors. Q: When will the merger be closed? A: The merger is expected to close in the second quarter of 2016 and is subject to regulatory approval. Q: When does the integration and conversion process begin? A: The timeline has not yet been established, but the systems integration is expected to occur before the end of 2016. Integration team leaders will be identified representing American Chartered Bank and MB. The team leaders will be responsible for developing, coordinating and implementing the integration and conversion plan. Q: What will be the name of the combined banks? A: “American Chartered Bank” will become “MB Financial Bank.” Q: Will our combined company be publicly traded? A: Yes, it will be traded on the NASDAQ National Market under the symbol “MBFI”. Q: Who will be the chief executive officer of the combined company? A: Mitch Feiger will remain the president and chief executive officer of MB Financial, Inc. and Mark Hoppe will continue to serve as president and chief executive officer of MB Financial Bank. Following the merger, Bob Riter will join the MB Financial, Inc.Board of Directors. Additionally, Dan Miller will work with MB post merger to ensure a smooth transition and integration for clients and employees. Q: Where will the corporate headquarters be located? A: MB Financial’s headquarters is 800 West Madison, Chicago, IL. MB’s operating centers are located in Rosemont, IL. Q: What should I do if a newspaper reporter calls looking for information or comments about this transaction? A: Should a reporter call you for a story: 1. Explain that you will forward their information to the appropriate person. Please make no other comments or answer any questions. 2. Please forward the caller or information to Berry Allen, Investor Relations, at beallen@mbfinancial.com or to Rob Gilland, Marketing, at rgilland@mbfinancial.com. continued

What does this merger mean for me? Q: Are there immediate changes to my job and hours? A: No. You will continue to report to your current manager, at your current location with the same hours and schedule, and retain your current job responsibilities. We understand that change is uncomfortable and we’re committed to communicating frequently throughout the process as it relates to any possible organizational changes. Q: How will the merger affect my potential opportunities for career growth? A: The fact is, the merger should enhance and expand opportunities for career growth. MB invests heavily in “home-grown” talent, promotes and develops from within, offers deep and well-structured talent management programs, and provides continued growth through tuition reimbursement as well as offerings through its MB University. Q: If policies are different at American Chartered Bank and MB, which should I follow? A: You will continue to follow your bank’s current policies until further instruction is provided. Q: How will I get updates on the timeline and other news about the merger? A: Shortly, American Chartered Bank will have a dedicated page on its intranet that will be updated with news, timelines and information as it becomes available. MB employees can find news, timelines and updates on MB.net. Q: What should I do right now? A: There are three things that you should focus on right now: 1. Keep doing what you do best: It’s important that you remain focused and continue working hard to meet the needs and expectations of our customers. 2. Communicate: We know how important it is to keep the channels of communication open. Don’t let the speculation of others keep you from sharing your concerns, and getting answers right from the source. We understand you will have lots of questions. It is our goal to keep you well-informed. 3. Remain open to the possibilities: Change can be uncomfortable but your willingness to adapt and operate outside your comfort zone could lead to new and exciting career opportunities. How can I help my customers? Q: What should I say when customers ask me about the merger? A: Please take the time to review the Commercial and Retail Talking Points posted on the intranet. They include all the answers to the questions that your customers will most likely ask. Reassure them that it’s business as usual. While some things may change over time, chances are great that those changes are for the better. The merger of American Chartered Bank with MB brings together two leading Chicago commercial banks with deep local roots and a history of serving the financial needs of Chicagoland businesses, individuals and communities. We know that you’ll do everything you can to assist our customers and answer any of their questions.

Forward-Looking Statements

When used in this document and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made.  These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information.  By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.  Statements about the expected timing, completion and effects of the proposed merger and all other statements in this document other than historical facts constitute forward-looking statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected revenues, cost savings, synergies and other benefits from the MB Financial-American Chartered merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (2) the requisite regulatory approvals and approval of American Chartered’s stockholders for the MB Financial-American Chartered merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from originated loans and loans acquired from other financial institutions; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior, net interest margin and the value of MB Financial’s mortgage servicing rights; (6) the possibility that MB Financial’s mortgage banking business may increase volatility in its revenues and earnings and the possibility that the profitability of MB Financial’s mortgage banking business could be significantly reduced if MB Financial is unable to originate and sell mortgage loans at profitable margins or if changes in interest rates negatively impact the value of MB Financial’s mortgage servicing rights; (7) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (8) fluctuations in real estate values; (9) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (10) the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber attack or cyber theft, and that such security measures might not protect against systems failures or interruptions; (11) MB Financial’s ability to realize the residual values of its direct finance, leveraged and operating leases; (12) the ability to access cost-effective funding; (13) changes in financial markets; (14) changes in economic conditions in general and in the Chicago metropolitan area in particular; (15) the costs, effects and outcomes of litigation; (16) new legislation or regulatory changes, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (17) changes in accounting principles, policies or guidelines; (18) future acquisitions by MB

Financial of other depository institutions or lines of business; and (19) future goodwill impairment due to changes in MB Financial’s business, changes in market conditions, or other factors.

MB Financial does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information

MB Financial will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement/prospectus, which will be sent to the stockholders of American Chartered.  INVESTORS AND STOCKHOLDERS OF AMERICAN CHARTERED ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MB FINANCIAL, AMERICAN CHARTERED AND THE PROPOSED TRANSACTION.  When filed, this document and other documents relating to the merger filed by MB Financial with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations”.  Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Corporate Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992.

Participants in this Transaction

MB Financial, American Chartered and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from American Chartered stockholders in connection with the proposed transaction.  Information about the directors and executive officers of MB Financial is contained in the definitive proxy statement of MB Financial relating to its 2015 Annual Meeting of Stockholders filed by MB Financial with the SEC on April 10, 2015.  Information about the directors and executive officers of American Chartered will be set forth in the proxy statement/prospectus when it is filed with the SEC.